Mail Stop 4561
Via fax: (816) 435-8630

June 2, 2010

Mr. Kenneth Hager
Chief Financial Officer
DST Systems, Inc
333 West 11th Street
Kansas City, MO 64105

> **Re:** **DST Systems, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-14036**

Dear Mr. Hager:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

General

1.	Please consider including an "Overview" of management's perspective on DST to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that

DST's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing DST and how management is dealing with these issues. In this regard, we note that the declines in Financial Services resulted from lower international revenues from decreased demand for professional services and changes in foreign currency exchange rates, reductions in mutual fund shareowner processing service revenues, lower DST Health Solutions professional services revenues, AWD software license revenues and lower data processing support revenue. The "Overview" section should also address any material trends known to the company and how these trends are affecting your business and results of operations. For example, you should consider discussing the trend towards electronic communication and how this trend impacts your mailing business. Refer to Release No. 33-8350.

Liquidity and Capital Resources

Financing Activities

Debt Activity

Related Party Promissory Note, page 84

2.   We note that you have a promissory note for unsecured revolving borrowings up to $100 million, that the amount outstanding under this loan is approximately $75 million and that this note is with Boston Financial Data Services, Inc., a company you formed with State Street and for whom Mr. Hooley serves as a board member and a non-executive officer. We also note that Mr. Hooley's brother serves as an executive for Boston Financial. Please tell us why you have not filed what appears to be a related part agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Unconsolidated Affiliates, page 88

3.   We note that you entered into an agreement to (i) guarantee 50% of the obligations of a 50% owned joint venture as a tenant under a real estate lease for an office building and that the base rent for the initial term is $4.8 million per year, plus all operating expenses for the building, and (ii) guarantee $2.0 million plus any enforcement costs related to a $32.0 million mortgage loan to a 33% owned real estate joint venture. We also note the disclosure on page 30 of your definitive proxy statement that Mr. Hooley serves certain joint ventures of DST. Please tell us whether this agreement is with a related party as defined in Item 404 of Regulation S-K and, therefore, should be filed as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Client funds/obligations

Funds Held on Behalf of Clients, page 102

4.   Your disclose on page 103 indicates that of the funds received from clients of Argus Health Systems, Inc. for the payment of pharmacy claims incurred by its members, "*certain*" of these amounts are included in funds held on behalf of clients in the balance sheet and are also recorded as a client funds obligation liability. Please tell us about your accounting for any amounts received that are not included in funds held on behalf of clients and client funds obligation liability and tell us why your accounting for these funds is different from the ones noted above. Also please tell us how you considered providing disclosure about your accounting for these funds.

Note 6. Fair Value Measurements, page 117

5.   We note that you include fair value measurement disclosures for items measured on a recurring basis. However, comparable disclosures have not been included for certain assets measured on a nonrecurring basis, including your investments in unconsolidated affiliates and cost method investments. Please tell us how you considered the disclosure requirements of ASC 820-10-50-5 for these investments.

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 18, 2010), page 152

6.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation. For example, we note minimal discussion and analysis of how the Committee determined specific restricted stock grants. For future restricted stock grants, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual long-term incentive compensation determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

7.   We note that you have not disclosed your EPS targets for incentive compensation. These targets appear to be material and thus should be disclosed unless you have met the requirements of Instruction 4 to Item 402(b) of Regulation S-K. Please provide us with your analysis of the competitive harm which would result from disclosure of these targets. We note that, prior to the time you filed your definitive proxy statement, you had already publicly disclosed company-wide results for fiscal 2009 using this measure.

Item 13. Certain Relationships and Related Party Transactions (incorporated by reference to the definitive proxy statement filed March 18, 2010), page 152

8.   Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Form 10-Q for Fiscal Period Ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

Note 5. Debt

Accounts Receivable Securitization Program, page 12

9.   We note you adopted the new guidance related to transfers of financial assets and upon adoption the Company has determined that the transfer of the undivided interests in accounts receivable no longer meets the requirements for sale accounting treatment. However, it is not clear what the company's continuing involvement is with these transferred assets or the nature of the restrictions on them. Please tell us how you considered these and the other disclosure requirements as required by ASC 860-10-50-3.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief